

October 25, 2011

Via Facsimile
Mr. Robert Knapp
President
AmerElite Solutions, Inc.
3122 W. Clarendon Ave.
Phoenix, AZ 85017

>   **Re: AmerElite Solutions, Inc.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed March 31, 2011**
>   **File No. 0-52846**

Dear Mr. Knapp:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 9A. Controls and Procedures, page 21

1.   Please amend your Form 10-K to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-K. If you deem your disclosure controls and procedures ineffective, please also consider the impact of this determination in your future quarterly filings, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief